Mail Stop 3010

June 29, 2009

Mr. Thomas J. Riha
Senior Vice President and Chief Financial Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614

Re: WNC California Housing Tax Credits, L.P.
Form 10-K for the Year Ended March 31, 2007
Forms 10-Q for the quarters ended June 30, September 30, and
December 31, 2007
File No. 000-20058

Dear Mr. Riha:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief